Exhibit 13

[TRACINDA CORPORATION LETTERHEAD]

May 5, 2009

Delta Petroleum Corporation

370 17th Street, Suite 4300

Denver, Colorado 80202

Attention: Roger Parker

Dear Roger:

The undersigned, Tracinda Corporation, understands that Delta Petroleum Corporation proposes to issue and sell approximately $225 million worth of shares of its common stock in a firm commitment underwritten public offering. Tracinda has received a draft, dated May 5, 2009, of a preliminary prospectus supplement relating to such a public offering.

Tracinda hereby reaffirms its commitment to you to purchase approximately $80 million worth of the shares issued and sold in such a public offering, as described in the preliminary prospectus supplement, on the terms and conditions approved by a committee of the Company’s board of directors comprised of a majority of disinterested directors who are not affiliated or associated with Tracinda.

Tracinda’s commitment to purchase shares in the offering described in the preliminary prospectus supplement will terminate if the completion of such public offering does not occur on or prior to May 14, 2009.

Tracinda hereby waives its pro rata share rights pursuant to Section 3.1 of the Company Stock Purchase Agreement dated December 29, 2007, as amended, by and between Delta Petroleum Corporation and Tracinda to the extent it purchases shares in the proposed public offering.

Very truly yours,

TRACINDA CORPORATION

By:	/s/ Anthony Mandekic
Anthony Mandekic
Secretary/Treasurer